                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under The Securities Exchange Act of 1934
                                 (Amendment 7)*

                                 MathSoft, Inc.
              (Presently Doing Business as Insightful Corporation)
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   576798-10-2
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                                 (CUSIP Number)

                                 Samuel Meshberg
               c/o Financial Management Investment Services, Inc.
                                 118 Burr Court
                          Bridgeport, Connecticut 06605
                                 (203) 384-8913
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 23, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are being sent.

*The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Document Consists of 7 Pages.

CUSIP No. 576798-10-2            Schedule 13D

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1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

        Samuel Meshberg
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2.       Check the Appropriate Box if a Member of a Group  (See Instructions)
       (a) .................................................................................../X/
       (b) .................................................................................../ /
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3.       SEC Use Only

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4.       Source of Funds (See Instructions):  PF, OO

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5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)..................................................................../ /
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6.       Citizenship or Place of Organization: U.S.

                        7.       Sole Voting Power:                                         1,551,700
Number of               -------------------------------------------------------------------------------------------
Shares
Beneficially            8.       Shared Voting Power:                                       435,350
Owned by                -------------------------------------------------------------------------------------------
Each
Reporting               9.       Sole Dispositive Power:                                    1,551,700
Person With             -------------------------------------------------------------------------------------------
                        10.      Shared Dispositive Power:                                  435,350

- -------------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting
         Person:                                                                          1,987,050

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)...................................................................../ /

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13.      Percent of Class Represented by Amount in Row (11):           18.5%

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14.      Type of Reporting Person (See Instructions): IN

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

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

CUSIP No. 576798-10-2                          Schedule 13D

                  The Schedule 13D, dated November 18, 1993, as amended, of Samuel Meshberg is hereby amended as set forth below.

                  Pursuant to Rule 13d-2(c) of Regulation 13D-G, this Amendment No. 7 to Schedule 13D restates the text of Schedule 13D to reflect certain information as of the date hereof. This Amendment No. 7 to Schedule 13D should be read in conjunction with, and is qualified in its entirety by reference to, Amendments Nos. 1 through 6 to this Schedule 13D.

ITEM 1.           SECURITY AND ISSUER

                  The title of the class of equity securities to which this
Schedule 13D relates is the common stock, par value $0.01 per share (the "Shares"), of MathSoft, Inc. ("MathSoft"), presently doing business as Insightful Corporation. The address of the principal executive offices of MathSoft is 101 Main Street, Cambridge, Massachusetts 02142-1017.

ITEM 2.           IDENTITY AND BACKGROUND

                  This statement is being filed on behalf of Samuel Meshberg, whose business address is c/o Financial Management Investment Services, Inc., 118 Burr Court, Bridgeport, Connecticut 06605. Mr. Meshberg is a private investor.

                  Mr. Meshberg has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

                  Mr. Meshberg has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violations with respect to such laws during the past five years.

                  Mr. Meshberg is a citizen of the United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

                  All of these 1,987,050 Shares were purchased in open market transactions between September 1993 and the date hereof at an aggregate cost of $ 7,315,733 using personal funds and funds of the trusts identified herein.

ITEM 4.           PURPOSE OF TRANSACTION

                  The Shares of MathSoft's Common Stock were acquired for, and are being held for investment purposes.


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CUSIP No. 576798-10-2                          Schedule 13D

                  Effective as of February 1, 2001 MathSoft elected Mr. Meshberg as a director. In his capacity as a director of MathSoft, Mr. Meshberg may from time to time consider plans or proposals relating to: the acquisition of additional securities of MathSoft or the disposition of securities of MathSoft; an extraordinary transaction, such as a merger, reorganization or liquidation of MathSoft; a sale or transfer of a material amount of assets of MathSoft or any subsidiaries; changing the present board of directors or management of MathSoft, materially changing the present capitalization or dividend policy of MathSoft; making other material changes in MathSoft's business or corporate structure; changing MathSoft's charter, bylaws or instruments corresponding thereto or other actions which may affect control of MathSoft; causing the MathSoft common stock to no longer be quoted on the Nasdaq SmallCap Market; causing the MathSoft common stock to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or taking any action similar to any of those enumerated above.

                  Mr. Meshberg reserves the right to purchase additional Shares or dispose of Shares from time to time as conditions appear advantageous for doing so. Mr. Mershberg also is eligible to participate in current and future plans and arrangements pursuant to which MathSoft directors may acquire options or purchase shares of MathSoft common stock.

                  Except for such actions as may be taken in his capacity as a director of MathSoft, Mr. Meshberg does not have any plans or proposals that relate to or would result in any of the actions enumerated in Item 4 of
Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  The aggregate number and percentage of outstanding shares beneficially owned by Mr. Meshberg (the "Reporting Person") is set forth below.

                  (a) The Reporting Person may be deemed to have sole or shared beneficial ownership with respect to 1,987,050 Shares of common stock (including 20,000 shares subject to stock options), representing beneficial ownership of approximately 18.5 % based on the number of outstanding shares reported as of November 13, 2000. In addition, various family members and trusts for the benefit of family members (including trusts for which the Reporting Person may serve as a co-trustee) hold an additional 406,250 Shares of common stock as to which the Reporting Person disclaims beneficial ownership.

                  (b) The Reporting Person has sole voting and dispositive power with respect to 1,551,700 Shares of common stock (including 20,000 shares subject to stock options). In addition, the Reporting Person may be deemed to share voting and dispositive power with respect to 393,100 Shares held by a family trust of which the Reporting Person is a beneficiary and co-trustee. The Reporting Person disclaims a pecuniary interest in the Shares held by such family trust, except to the extent of his one-third interest therein. The Reporting Person also may be deemed to share beneficial ownership with respect to 42,250 Shares held by trusts of which he serves as co-trustee for the benefit of his children.

                  (c) Information with respect to transactions occurring within the last 60 days is set forth in Schedule A hereto.


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CUSIP No. 576798-10-2                          Schedule 13D

                  (d) Not applicable.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  None.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  Not applicable.


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

CUSIP No. 576798-10-2                          Schedule 13D

                                   SCHEDULE A

                                 SAMUEL MESHBERG

                                 MATHSOFT, INC.
              (PRESENTLY DOING BUSINESS AS INSIGHTFUL CORPORATION)

- ---------------------------------------------------------------------
Title or Security      Date             Amount of Shares     Price
- ---------------------------------------------------------------------
Common Stock            01/16/01             10,000          2.29
- ---------------------------------------------------------------------
Common Stock            01/17/01              6,000          2.32
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Common Stock            01/19/01              7,000          2.38
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Common Stock            01/22/01              10,000         2.56
- ---------------------------------------------------------------------
Common Stock            01/24/01              26,800         2.31
- ---------------------------------------------------------------------
Common Stock            01/25/01              39,500         2.17
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Common Stock            01/26/01              4,000          2.16
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Common Stock            01/29/01              57,100         1.95
- ---------------------------------------------------------------------
Common Stock            01/30/01              17,000         1.95
- ---------------------------------------------------------------------
Common Stock            01/31/01              17,500         1.85
- ---------------------------------------------------------------------
Common Stock            02/01/01              19,000         1.95
- ---------------------------------------------------------------------
Common Stock            02/02/01              10,200         1.97
- ---------------------------------------------------------------------
Common Stock            02/05/01              16,500         1.93
- ---------------------------------------------------------------------
Common Stock            02/15/01              20,800         1.94
- ---------------------------------------------------------------------
Common Stock            02/15/01              10,000         2.04
- ---------------------------------------------------------------------
Common Stock            02/16/01              9,200          2.04
- ---------------------------------------------------------------------
Common Stock            03/09/01              5,000          1.72
- ---------------------------------------------------------------------


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CUSIP No. 576798-10-2                          Schedule 13D

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date: March 30, 2001                    /s/ Samuel Meshberg
     ------------------------          -------------------------------
                                        Name:     Samuel Meshberg


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